Exhibit 99.1

FOR IMMEDIATE RELEASE

SUNTECH RESPONSE TO PRELIMINARY DECISION ON TARIFFS IN THE ANTIDUMPING INVESTIGATION OF PV CELLS FROM CHINA

SAN FRANCISCO, MAY 17, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding the U.S. Department of Commerce’s preliminary decision to impose antidumping duties (AD) of 31.22% on Suntech’s crystalline silicon photovoltaic cells imported from China.

“These duties do not reflect the reality of a highly-competitive global solar industry. Suntech has consistently maintained a positive gross margin as revenues are higher than our cost of production. We will work closely with the Department of Commerce prior to their final decision to demonstrate why these duties are not justified by fact,” said Andrew Beebe, Suntech’s Chief Commercial Officer.

“As a global company with global supply chains and manufacturing facilities in three countries, including the United States, we are providing our U.S. customers with hundreds of megawatts of quality solar products that are not subject to these tariffs,” continued Mr. Beebe.

“Despite these harmful trade barriers, we hope that the U.S., China and all countries will engage in constructive dialogue to avert a deepening solar trade war. Suntech opposes trade barriers at any point in the global solar supply chain. All leading companies in the global solar industry want to see a trade war averted. We need more competition and innovation, not litigation,” continued Mr. Beebe.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s largest producer of solar panels for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25 million photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar past grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit: http://www.suntech-power.com.

Safe Harbor Statement

This communication contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes Suntech’s ability to provide hundreds of megawatts of supply not subject to tariffs and the ultimate outcome of any decisions by the US Department of Commerce and the International Trade Commission on the petition filed. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Walker Frost

Communications Manager

Tel: +1 (415) 268-8881

Email: walker.frost@suntech-power.com